UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Information: Announcement of payment of dividends

Autonomous City of Buenos Aires, April 29, 2021

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: Relevant information – Announcement of payment of dividends

To whom it may concern,

Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a domestic universal financial services group in Argentina with a nationwide presence, announced today that, in accordance with the resolution of the Annual Ordinary and Extraordinary Shareholders Meeting held on April 27, 2021 and the release of the voluntary reserve established for the future distribution of dividends approved by the Board of Directors on April 29, 2021, and in accordance with the provisions of General Resolution No. 777/18 of the Argentine Securities Commission which states that “the distribution of profits must be treated in the currency of the date of the shareholders’ meeting by using the price index corresponding to the month prior to the meeting”, a cash dividends of P$. 385,169,488.60 will be distributed and paid starting on May 14, 2021, to existing Shareholders as of the record date set on May 13, 2021 (the ¨Record Date¨).

The amount to be distributed is equivalent to 84.333405670% of the outstanding capital and the nominal value of its representative shares or P$0.84333405670 per outstanding share or P$ 4.21667028350 per ADS. The total amount of dividends to be distributed corresponds to earnings for the year ended on December 31, 2020.

Payment will be made available through Caja de Valores S.A. (25 de Mayo 362, City of Buenos Aires, Republic of Argentina) starting on May 14, 2021, on business days from 10:00 AM to 3:00 PM Buenos Aires time, subject to compliance with all required procedures. The payment process will be carried out in accordance with the regulatory deadlines.

ADS Holders will receive their payment through the Depositary Bank, The Bank of New York Mellon as from the date set forth by the respective rules that apply in the jurisdiction where the Company's ADSs are listed.

Dividends to be distributed are not subject to the withholding tax rate of 7% set forth in the article following article 69 of the Income Tax Law, as they are originated in profits that were subject to the income tax rate of 35%.

Dividends to be paid will be subject to the withholding, in the relevant cases, of the amounts paid by the Company in its capacity as Substitute Person Responsible for the Personal Assets Tax, in the case of those shareholders that are subject to said tax, pursuant to the terms of the last paragraph of the article incorporated by Law No. 25,585 following article 25 of Law No. 23,966.

Yours faithfully,

_____________________________________

Alternate Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 30, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer